UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 5

FIRST CITIZENS BANCSHARES, INC.

(Name of Issuer)

CLASS B COMMON STOCK, $1.00 PAR VALUE

(Title of Class of Securities)

31946M-20-2

(CUSIP Number)

William R. Lathan, Jr.

Ward and Smith, P.A.

1001 College Court

New Bern, North Carolina 28562

(252) 633-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 31946M-20-2	Page 2 of 16 Pages

1	NAME OF REPORTING PERSONS FRANK B. HOLDING, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 120,886
	8	SHARED VOTING POWER 38,568
	9	SOLE DISPOSITIVE POWER 120,886
	10	SHARED DISPOSITIVE POWER 38,568

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 159,454
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 31946M-20-2	Page 3 of 16 Pages

1	NAME OF REPORTING PERSONS HOPE H. BRYANT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,650
	8	SHARED VOTING POWER 38,376
	9	SOLE DISPOSITIVE POWER 26,395
	10	SHARED DISPOSITIVE POWER 38,376

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,026
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 31946M-20-2	Page 4 of 16 Pages

1	NAME OF REPORTING PERSONS OLIVIA B. HOLDING
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 130,350
	8	SHARED VOTING POWER 38,280
	9	SOLE DISPOSITIVE POWER 130,350
	10	SHARED DISPOSITIVE POWER 38,280

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,630
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 31946M-20-2	Page 5 of 16 Pages

1	NAME OF REPORTING PERSONS CLAIRE H. BRISTOW
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,944
	8	SHARED VOTING POWER 66,540
	9	SOLE DISPOSITIVE POWER 44,944
	10	SHARED DISPOSITIVE POWER 66,462

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 111,484
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 31946M-20-2	Page 6 of 16 Pages

1	NAME OF REPORTING PERSONS CARSON H. BRICE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 116,960
	8	SHARED VOTING POWER 563
	9	SOLE DISPOSITIVE POWER 116,960
	10	SHARED DISPOSITIVE POWER 563

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,523
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 31946M-20-2	Page 7 of 16 Pages

1	NAME OF REPORTING PERSONS LEWIS R. HOLDING II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 58,274
	8	SHARED VOTING POWER 261
	9	SOLE DISPOSITIVE POWER 58,274
	10	SHARED DISPOSITIVE POWER 261

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,535
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This Amendment No. 5 amends and restates the Reporting Persons’ joint Schedule 13D to (1) include as a Reporting Person Lewis R. Holding II who first became the beneficial owner of more than 5% of the Issuer’s Class B Common Stock on December 19, 2023, (2) remove as a Reporting Person Ella Ann L. Holding who, as reported in Amendment No. 4, no longer beneficially owns any shares of the Issuer’s Class B Common Stock, and (3) update the numbers of shares and percentages of the Issuer’s Class B Common Stock that may be deemed to be beneficially owned by each of the other Reporting Persons to reflect changes in their beneficial ownership since the filing of Amendment No. 4.

Item 1. Security and Issuer.

This Statement relates to the Class B Common Stock, $1 par value per share (“Class B Common Stock”), of First Citizens BancShares, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 4300 Six Forks Road, Raleigh, North Carolina 27609.

Item 2. Identity and Background.

This statement is filed jointly by Frank B. Holding, Jr., Hope H. Bryant, Olivia B. Holding, Claire H. Bristow, Carson H. Brice, and Lewis R. Holding II. The Reporting Persons are members of the same family, but each of them disclaims membership in a group. Their addresses are as follows:

Name	Address	Principal Occupation
Frank B. Holding, Jr.	4300 Six Forks Road Raleigh, NC 27609	Chairman and Chief Executive Officer of the Issuer and its subsidiary

Hope H. Bryant	4300 Six Forks Road Raleigh, NC 27609	Vice Chairwoman of the Issuer and its subsidiary

Olivia B. Holding	P.O. Box 1352 Smithfield, NC 27577	Business manager

Claire H. Bristow	P. O. Box 1417 Smithfield, NC 27577	Commercial interior designer

Carson H. Brice	P. O. Box 1417 Smithfield, NC 27577	Community Volunteer

Lewis R. Holding II	4300 Six Forks Road Raleigh, NC 27609	Student, Texas Christian University Neeley School of Business

During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the Reporting Persons is a citizen of the United States of America.

8 of 16

Item 3. Source and Amount of Funds or Other Consideration.

The shares of the Issuer’s Class B Common Stock held individually by Frank B. Holding, Jr., Hope H. Bryant, Olivia B. Holding, Claire H. Bristow and Carson H. Brice, respectively, were acquired in part through gifts from their parents, Frank B. Holding and Ella Ann L. Holding, in part with their personal funds, and in part, directly or indirectly, from or through the estate of their father, Frank B. Holding, and, in the case of Frank B. Holding, Jr., in part through the exchange of shares of the Issuer’s Class A Common Stock he previously held for shares of Class B Common Stock. Shares listed in Item 5 as held by or for their children, grandchildren or other individuals or in trusts or other accounts for their benefit were acquired through gifts from them, Frank B. Holding and Ella Ann L. Holding, or other family members. Shares listed in Item 5 as held by Lewis R. Holding II were acquired in part through gifts from his parents, Frank B. Holding Jr. and Ruth E. Holding, and grandparents, Frank B. Holding and Ella Ann L. Holding, or other family members, in part with his personal funds, and in part through the exchange of shares of the Issuer’s Class A Common Stock he previously held for shares of Class B Common Stock. Shares held by the various entities listed in the tables below were acquired by those entities with their separate funds or, in the case of the two charitable foundations, contributions by Lewis R. Holding and Frank B. Holding and Ella Ann L. Holding.

Item 4. Purpose of the Transaction.

Frank B. Holding, Jr., Hope H. Bryant, and Claire H. Bristow’s spouse, Peter M. Bristow, serve as executive officers and directors of the Issuer and, therefore, participate with the Issuer’s management and Board of Directors in the making of policy and the consideration of and taking of action on significant corporate events involving the Issuer. Olivia B. Holding, Carson H. Brice and Claire H. Bristow are the siblings of Frank B. Holding, Jr. and Hope H. Bryant and do not participate in the management or policy-making functions of the Issuer. Lewis R. Holding II is the son of Frank B. Holding, Jr. and the nephew of Hope H. Bryant, Olivia B. Holding, Carson H. Brice and Claire H. Bristow and does not participate in the management or policy-making functions of the Issuer. Shares of the Issuer’s Class B Common Stock beneficially owned by each of them and by or for each of the other individuals and entities named in the tables below are held as described below for investment purposes.

Item 5. Interest in Securities of the Issuer.

The following tables list shares of the Issuer’s Class B Common Stock as to which each of the Reporting Persons may be considered to have sole or shared voting and/or dispositive power as of the filing date of this Schedule 13D/A, and the percentage of the outstanding shares of the Issuer’s Class B Common Stock (1,005,185 outstanding shares as of December 19, 2023) represented by the shares listed for each Reporting Person. In the aggregate, the reporting persons may be considered to beneficially own 755,840 shares of Class B Common Stock, or approximately 75.2% of the outstanding shares of that class. Other entities in which certain of the Reporting Persons are shareholders and serve as directors hold an aggregate of 27,099 shares of Class B Common Stock, or approximately 2.7% of the outstanding shares of the class. The Reporting Persons disclaim voting and dispositive power with respect to the shares held by those other entities.

In addition to the shares of Class B Common Stock described in the tables below, the Reporting Persons may be considered to beneficially own, in the aggregate, approximately 2,944,232 of the outstanding shares of the Issuer’s outstanding Class A Common Stock (13,514,933 outstanding shares as of December 19, 2023) which is a separate and distinct class of common stock, and 110,785 of the Issuer’s outstanding Depositary Shares (each representing a 1/40th interest in a share of the Issuer’s nonvoting 5.375% Non-Cumulative Perpetual Preferred Stock, Series A). Other entities in which certain of the Reporting Persons are shareholders and serve as directors hold an aggregate of approximately 466,532 of the outstanding shares of Class A Common Stock and 398,945 of the outstanding Depositary Shares. The Reporting Persons disclaim voting and dispositive power with respect to the shares held by those other entities.

9 of 16

Frank B. Holding, Jr. Mr. Holding is, or may be deemed to be, the beneficial owner of an aggregate of 159,454 shares of Class B Common Stock, amounting to 15.9% of the outstanding Class B Common Stock, as described in the table below.

Holder of Shares	Number of Shares	Voting Power		Dispositive Power
		Sole	Shared	Sole	Shared
Frank B Holding, Jr.	96,967	96,967	-0-	96,967	-0-
As beneficiary of trust	2,392	2,392	-0-	2,392	-0-
By spouse	1,709	-0-	1,709	-0-	1,709
By son	134	-0-	134	-0-	134
As custodian for son	178	178	-0-	178	-0-
As custodian for grandson	4,713	4,713	-0-	4,713	-0-
As custodian for grandson	4,541	4,541	-0-	4,541	-0-
As custodian for grandson	4,899	4,899	-0-	4,899	-0-
As trustee of trust	1,779	1,779	-0-	1,779	-0-
As trustee of trust	1,779	1,779	-0-	1,779	-0-
As trustee of trust	1,779	1,779	-0-	1,779	-0-
As trustee of trust	1,779	1,779	-0-	1,779	-0-
By Robert P. Holding Foundation (1)	36,525	-0-	36,525	-0-	36,525
By Ella Ann and Frank B. Holding Foundation (1)	200	-0-	200	-0-	200

Total	159,454	120,886	38,568	120,886	38,568

(1)

Each Foundation is a charitable foundation organized as a non-profit corporation under Section 501(c)(3) of the Internal Revenue Code. Mr. Holding serves as an officer and one of five directors of each of the Foundations and, as a result, may be considered to have shared voting and/or dispositive power with respect to shares held by the Foundations. Mr. Holding disclaims beneficial ownership of those shares.

Mr. Holding, his spouse and son, respectively, receive, or have the sole or shared power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by them individually. Mr. Holding, for the benefit of his children and grandchildren, receives or has the power to direct the receipt of dividends and sale proceeds from the shares held by him as custodian. The distribution of dividends and sale proceeds from shares held as a trustee and/or beneficiary of trusts is determined based on the terms of the governing instruments of the trusts. The Foundations receive, or their managements have the power to direct the receipt of, dividends and sale proceeds from the shares they hold.

During the 60 days preceding the filing of this Schedule 13D/A, Mr. Holding disposed of an aggregate of 475 shares of Class B Common Stock on December 8, 2023, in multiple gifts made by him to family members. Of those disposed shares, an aggregate of 75 shares of Class B Common Stock were gifted to his grandsons whose shares he holds as custodian. Mr. Holding also acquired 84 shares of Class B Common Stock on December 13, 2023, in multiple gifts made by family members to his grandsons whose shares he holds as custodian.

Mr. Holding disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class B Common Stock which are not listed in the table above as follows.

(a)	an aggregate of 12,105 shares held by family members as trustees of irrevocable trusts for the benefit of his adult children;

(b)	an aggregate of 99,335 shares held by adult children and their spouses; and

(c)

an aggregate of 28,654 shares held by corporations in which Mr. Holding and/or his spouse are shareholders but of which neither of them serves as a director or officer as follows: Southern BancShares (N.C.), Inc. – 22,619 shares; YVC Holdings, Inc. – 4,480 shares; Twin States Farming, Inc. – 1,355 shares; and E&F Properties, Inc. – 200 shares.

10 of 16

Hope H. Bryant. Mrs. Bryant is, or may be deemed to be, the beneficial owner of an aggregate of 65,026 shares of Class B Common Stock, amounting to 6.5% of the outstanding Class B Common Stock, as described in the table below.

Holder of Shares	Number of Shares	Voting Power		Dispositive Power
		Sole	Shared	Sole	Shared
Hope H. Bryant	17	17	-0-	17	-0-
As Trustee and beneficiary of Hope H. Bryant 2022 Grantor Retained Annuity Trust	7,040	7,040	-0-	7,040	-0-
As Trustee and beneficiary of Hope H. Bryant 2023 Grantor Retained Annuity Trust	7,442	7,442	-0-	7,442	-0-
As Trustee and beneficiary of Hope H. Bryant Revocable Trust	1,257	1,257	-0-	1,257	-0-
As beneficiary of trust	1,225	1,225	-0-	1,225	-0-
By spouse	96	-0-	96	-0-	96
As Trustee of trust	420	420	-0-	420	-0-
As Trustee of trust	8,994	8,994	-0-	8,994	-0-
By various Trusts (1)	255	255	-0-	-0-	-0-
By Ella Ann and Frank B. Holding Foundation (2)	200	-0-	200	-0-	200
By Robert P. Holding Foundation (2)	36,525	-0-	36,525	-0-	36,525
By E&F Properties, Inc. (3)	200	-0-	200	-0-	200
By Twin States Farming, Inc. (3)	1,355	-0-	1,355	-0-	1,355

Total	65,026	26,650	38,376	26,395	38,376

(1)	Includes two trusts of which Mrs. Bryant does not serve as a trustee but has the power to vote shares held by the trusts.
(2)

Each Foundation is a charitable foundation organized as a non-profit corporation under Section 501(c)(3) of the Internal Revenue Code. Mrs. Bryant serves as an officer and one of five directors of each Foundation and, as a result, may be considered to have shared voting and/or dispositive power with respect to shares held by the Foundations. Mrs. Bryant disclaims beneficial ownership of those shares.

(3)

Mrs. Bryant is a shareholder and serves as an officer and director of E&F Properties, Inc. and Twin States Farming, Inc., and, as a result, may be considered to have shared voting and/or dispositive power with respect to shares held by those entities.

Mrs. Bryant and her spouse, respectively, receive or have the sole or shared power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by them individually. The distribution of dividends and sale proceeds from shares held as a trustee and/or beneficiary of trusts is determined based on the terms of the governing instruments of those trusts. Each of the entities and foundations listed above receives, or its management has the power to direct the receipt of, dividends and sale proceeds from the shares it holds.

During the 60 days preceding the filing of this Schedule 13D/A, Mrs. Bryant transferred 7,442 shares of Class B Common Stock on December 5, 2023, to a new grantor retained annuity trust of which she is trustee and sole annuity beneficiary, which shares continue to be reflected in the above list as beneficially owned by her. On December 8, 2023, she acquired 25 shares of Class B Common Stock through a gift to a trust for which she is a trustee.

11 of 16

Mrs. Bryant disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class B Common Stock which are not listed in the table above as follows:

(a)	an aggregate of 7,196 shares held by a family member as trustee of trusts for the benefit of her adult children and step-child;

(b)	an aggregate of 102,342 shares held by her adult children and step-son and their respective spouses or by her adult children as trustees of their own trusts;

(c)	an aggregate of 22,619 shares held by a corporation, Southern BancShares (N.C.), Inc. of which Mrs. Bryant is a shareholder and a director; and

(d)	an aggregate of 4,480 shares held by YVC Holdings, Inc. of which Mrs. Bryant is a shareholder but does not serve as a director or executive officer.

Olivia B. Holding. Ms. Holding is, or may be deemed to be, the beneficial owner of an aggregate of 168,630 shares of Class B Common Stock, constituting 16.8% of the outstanding Class B Common Stock, as described in the table below.

Holder of Shares	Number of Shares	Voting Power		Dispositive Power
		Sole	Shared	Sole	Shared
As Trustee and beneficiary of Olivia B. Holding Revocable Trust	121,217	121,217	-0-	121,217	-0-
As beneficiary of trust	1,225	1,225	-0-	1,225	-0-
As Trustee of Irrevocable Trusts	1,370	1,370	-0-	1,370	-0-
As Trustee of Irrevocable Trusts	4,382	4,382	-0-	4,382	-0-
By Robert P. Holding Foundation (1)	36,525	-0-	36,525	-0-	36,525
By Ella Ann and Frank B. Holding Foundation (1)	200	-0-	200	-0-	200
By Holding Properties, LLC (2)	2,156	2,156	-0-	2,156	-0-
By E&F Properties, Inc. (2)	200	-0-	200	-0-	200
By Twin States Farming, Inc. (2)	1,355	-0-	1,355	-0-	1,355

Total	168,630	130,350	38,280	130,350	38,280

(1)

Each Foundation is a charitable foundation organized as a non-profit corporation under Section 501(c)(3) of the Internal Revenue Code. Ms. Holding serves as an officer and one of five directors of each of the Foundations and, as a result may be considered to have shared voting and/or dispositive power with respect to shares held by the Foundations. Ms. Holding disclaims beneficial ownership of those shares.

(2)

Ms. Holding serves as Manager of Holding Properties, LLC, and as an officer and director of E&F Properties, Inc. and Twin States Farming, Inc. She may be considered to have sole voting and/or dispositive power with respect to shares held by the limited liability company and shared voting and/or dispositive power with respect to shares held by the two corporations.

Ms. Holding receives or has the sole or shared power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by her individually. The distribution of dividends and sale proceeds from shares held as a trustee and/or beneficiary of trusts is determined based on the terms of the governing instruments of those trusts. Each of the entities and foundations listed above receives, or its respective officers and directors or manager have the power to direct the receipt of, dividends and sale proceeds from the shares it holds.

During the 60 days preceding the filing of this Schedule 13D/A, Ms. Holding acquired 75 shares of Class B Common Stock through gifts to trusts for which she is a trustee.

12 of 16

Ms. Holding disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class B Common Stock which are not listed in the table above as follows:

(a)

an aggregate of 27,099 shares held by corporations, of which Ms. Holding is a shareholder and a director as follows: Southern BancShares (N.C.), Inc. — 22,619 shares, and YVC Holdings, Inc. — 4,480 shares.

Claire H. Bristow. Mrs. Bristow is, or may be deemed to be, the beneficial owner of an aggregate of 111,484 shares of Class B Common Stock, amounting to 11.1% of the outstanding Class B Common Stock, as described in the table below.

Holder of Shares	Number of Shares	Voting Power		Dispositive Power
		Sole	Shared	Sole	Shared
As Trustee and beneficiary of Claire H. Bristow 2nd Amended & Restated Trust	43,694	43,694	-0-	43,694	-0-
As Trustee and beneficiary of Claire H. Bristow 2020 GRAT Family Trust	40,014		40,014		40,014
As beneficiary of trust	1,250	1,250	-0-	1,250	-0-
By Peter M. Bristow 2nd Amended and Restated Trust (1)	538	-0-	538	-0-	538
By PMB Investments LLC (1) (2)	8,350	-0-	8,350	-0-	8,350
By CRB Investments LLC (1) (2)	8,850	-0-	8,850	-0-	8,850
By EHB Investments LLC (1) (2)	8,710	-0-	8,710	-0-	8,710
By various Trusts (3)	78	-0-	78	-0-	-0-

Total	111,484	44,944	66,540	44,944	66,462

(1)

All shares are held separately by Mrs. Bristow’s spouse as trustee and beneficiary of his own trust and by him as manager of limited liability companies for the benefit of their children. While Mrs. Bristow may be considered to have shared voting and dispositive power with respect to the shares because of their spousal relationship, she has no actual power. She disclaims beneficial ownership of the shares held by her spouse, and this Schedule 13D/A shall not be construed as an admission that Mrs. Bristow is the beneficial owner of those shares.

(2)	In the case of each limited liability company, Mrs. Bristow’s spouse serves as manager and one of their children is the majority owner.
(3)

Includes two trusts of which Mrs. Bristow’s spouse does not serve as a trustee but has the power to vote shares held by the trusts. While Mrs. Bristow may be considered to have shared voting power with respect to the shares because of their spousal relationship, she has no actual power. She disclaims beneficial ownership of the shares voted by her spouse, and this Schedule 13D/A shall not be construed as an admission that Mrs. Bristow is the beneficial owner of those shares.

Mrs. Bristow receives or has the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by her individually. The distribution of dividends and sale proceeds from shares held by her and her spouse as a trustee and/or beneficiary of trusts is determined based on the terms of the governing instruments of those trusts. The distribution of dividends and sale proceeds from shares held by the limited liability companies is determined by Mrs. Bristow’s spouse, as manager, based on the terms of the governing instruments of those entities.

During the 60 days preceding the filing of this Schedule 13D/A, Mrs. Bristow has not acquired or disposed of any shares of Class B Common Stock.

13 of 16

Mrs. Bristow disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class B Common Stock which are not listed in the table above as follows:

(a)	200 shares held by the Ella Ann and Frank B. Holding Foundation of which Mrs. Bristow serves as one of five directors but not as an officer;

(b)	an aggregate of 7,028 shares held by her adult children; and

(c)

an aggregate of 28,654 shares held by certain other corporations of which Mrs. Bristow and/or her spouse are shareholders but of which neither of them serves as a director or officer as follows: Southern BancShares (N.C.), Inc. – 22,619 shares; YVC Holdings, Inc. – 4,480 shares; Twin States Farming, Inc. – 1,355 shares; and E&F Properties, Inc. – 200 shares.

Carson H. Brice. Mrs. Brice is, or may be deemed to be, the beneficial owner of an aggregate of 117,523 shares of Class B Common Stock, amounting to 11.7% of the outstanding Class B Common Stock, as described in the table below.

Holder of Shares	Number of Shares	Voting Power		Dispositive Power
		Sole	Shared	Sole	Shared
Carson H. Brice	99,635	99,635	-0-	99,635	-0-
As Trustee and beneficiary of Carson H. Brice Revocable Trust	8,949	8,949	-0-	8,949	-0-
As beneficiary of Trust	1,250	1,250	-0-	1,250	-0-
By spouse	563	-0-	563	-0-	563
As custodian for son	2,347	2,347	-0-	2,347	-0-
Trust for son (1)	83	83	-0-	83	-0-
As custodian for daughter	2,348	2,348	-0-	2,348	-0-
As custodian for daughter	2,348	2,348	-0-	2,348	-0-

Total	117,523	116,960	563	116,960	563

(1)	Mrs. Brice does not serve as trustee but has the power to vote and direct receipt of dividends and sale proceeds from shares held by the trust.

Mrs. Brice and her spouse, respectively, receive or have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by them individually. Mrs. Brice receives or has the power to direct the receipt of dividends and sale proceeds, for the benefit of her children, from the shares held by her as custodian and in trust for her son. The distribution of dividends and sale proceeds from shares held as a trustee and/or beneficiary of trusts is determined based on the terms of the governing instruments of those trusts.

During the 60 days preceding the filing of this Schedule 13D/A, Mrs. Brice has not acquired or disposed of any shares of Class B Common Stock.

Mrs. Brice disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class B Common Stock which are not listed in the table above as follows:

(a)	an aggregate of 4,382 shares held by a family member as trustee of irrevocable trusts for the benefit of her children;

(b)	an aggregate of 36,725 shares held by the Robert P. Holding Foundation and the Ella Ann and Frank B. Holding Foundation of which Mrs. Brice serves as one of five directors but not as an officer; and

(c)

an aggregate of 28,654 shares held by certain corporations of which Mrs. Brice and/or her spouse are shareholders but of which neither of them serves as a director or officer as follows: Southern BancShares (N.C.), Inc. – 22,619 shares; YVC Holdings, Inc. – 4,480 shares; Twin States Farming, Inc. – 1,355 shares; and E&F Properties, Inc. – 200 shares.

14 of 16

Lewis R. Holding II. Mr. Holding is, or may be deemed to be, the beneficial owner of an aggregate of 58,535 shares of Class B Common Stock, amounting to 5.8% of the outstanding Class B Common Stock, as described in the table below.

Holder of Shares	Number of Shares	Voting Power		Dispositive Power
		Sole	Shared	Sole	Shared
Lewis R. Holding II	58,274	58,274	-0-	58,274	-0-
By spouse	261	-0-	261	-0-	261
Total	58,535	58,274	261	58,274	261

Mr. Holding and his spouse, respectively, receive or have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by them individually.

During the 60 days preceding the filing of this Schedule 13D/A, Mr. Holding and his spouse acquired an aggregate of 50 shares of Class B Common Stock on December 8, 2023, as recipients of gifts from his father, and, on December 19, 2023, Mr. Holding acquired 8,894 shares of Class B Common Stock (valued for purposes of the transaction at $1,357.91 per share) in a private transaction with an unrelated party in exchange for 8,449 previously held shares of the Issuer’s Class A Common Stock (valued for purposes of the transaction at $1,429.38 per share).

Mr. Holding disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class B Common Stock which are not listed in the table above as follows:

(a)	1,084 shares held in a trust for his benefit but with respect to which he has no voting or dispositive power; and

(b)

an aggregate of 27,099 shares held by certain corporations of which Mr. Holding is a shareholder but of which he does not serve as a director or officer as follows: Southern BancShares (N.C.), Inc. – 22,619 shares; and YVC Holdings, Inc. – 4,480 shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

A	Joint Filing Agreement (filed herewith)

[SIGNATURES APPEAR ON FOLLOWING PAGE.]

15 of 16

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 28, 2023

/S/ Frank B. Holding, Jr.
Frank B. Holding, Jr.

/S/ Hope H. Bryant
Hope H. Bryant

/S/ Olivia B. Holding
Olivia B. Holding

/S/ Claire H. Bristow
Claire H. Bristow

/S/ Carson H. Brice
Carson H. Brice

/S/ Lewis R. Holding II
Lewis R. Holding II

[Schedule 13D/A Signature Page - Class B

16 of 16